Exhibit 99.6

NICE Actimize Voted “Best Anti-Money Laundering Compliance
Solution Provider” for Fifth Consecutive Year in
2018 Waters Magazine Rankings

NICE Actimize is recognized for its new Suspicious Activity Monitoring solution which reduces investigation time for a single alert by up to 70 percent

Hoboken, NJ, July 17, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management announced today that for the fifth consecutive year it has been voted the “Best Anti-Money Laundering Compliance Solution Provider” in Waters Magazine’s 2018 Rankings competition, selected through an online voting process conducted recently by the publication.

“In a highly competitive playing field, once again NICE Actimize was recognized by our readers and the anti-money laundering industry as a leader in AML compliance,” said Anthony Malakian, U.S. Editor, Waters Magazine. “Winning year after year is an impressive achievement for our top-ranked companies, securing votes from our publication’s readers representing both leading buy-side and sell-side financial institutions.”

“We continue to make significant investments across our integrated AML suite and are currently focused on developing intelligent automation, machine learning and artificial intelligence-based solutions that function as enablers to enhance the quality and consistency of AML programs while reducing the cost of compliance,” said Joe Friscia, President, NICE Actimize. “We thank the readers of Waters for demonstrating their continued support of our anti-money laundering technology and services for an impressive fifth year in a row.”

The 2018 Waters Technology Rankings awards competition consisted of a total of 30 awards covering five categories, including: Trading Services; Trading Tools; Data Management; Compliance, Risk Management and the Back Office; and Infrastructure and Connectivity.

NICE Actimize’s recently updated Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics for laser-accurate crime detection with robotic process automation, virtually eliminates the manual search for third party data, increasing team productivity, and reducing investigation time for a single alert by up to 70 percent. The new Suspicious Activity Monitoring solution introduces NICE Actimize's innovative concept of Autonomous Financial Crime Management to the anti-money laundering category for the first time. NICE Actimize's Autonomous Financial Crime Management approach represents a massive shift in unifying and mitigating risk through targeted utilization of big data, advanced analytics everywhere, artificial intelligence and robotic process automation which in concert reduce reputational risk.

NICE Actimize’s Anti-Money Laundering Solutions Suite consists of Suspicious Activity Monitoring, Customer Due Diligence, CTR Processing and Automation, and Watchlist Filtering, as well as the capability to address FATCA legislation. The suite also includes the “AML Essentials” Cloud Solution,  targeting mid-sized financial institutions.

Other NICE Actimize resources:
•	For the archived webinar “Risk-based Safeguards for Transaction Monitoring Programs”, click here.
•	For the NICE Actimize Suspicious Activity Monitoring solution, click here.
•	For NICE Actimize ActOne, please click here.

About Waters
Each month, Waters reports and analyzes the business reasons for and practical implementation of financial technology in the capital markets and securities industry. With more than 10,100 subscribers around the world, Waters' readers enjoy the insights of CIOs and CTOs from the global markets. The magazine also releases the electronic newsletter, WatersNews, each Tuesday to more than 14,000 industry professionals and it sponsors conferences in New York, London, and Singapore plus briefings and training courses in many of the world's financial centers. For more information, visit www.watersonline.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.